July 12, 2019

Rajiv Shukla
Chief Executive Officer
Constellation Alpha Capital Corp.
Emerald View, Suite 400
2054 Vista Parkway
West Palm Beach, FL 33411

       Re: Constellation Alpha Capital Corp.
           Form 10-K for the Fiscal Year ended March 31, 2019
           Filed June 14, 2019
           File No. 001-38118

Dear Mr. Shukla:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended March 31, 2019

Constellation Alpha Capital Corp.
Notes to Financial Statements
Reconciliation of net loss per ordinary share, page F-10

1. In the reconciliation of net loss per ordinary share, you reflect an adjustment for income attributable to ordinary shares subject to redemption. Please explain in further detail how you calculated or determined the amount of this adjustment for each period presented.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rajiv Shukla
Constellation Alpha Capital Corp.
July 12, 2019
Page 2

       You may contact Linda Cvrkel at 202-551-3813 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameRajiv Shukla
                                                          Division of
Corporation Finance
Comapany NameConstellation Alpha Capital Corp.
                                                          Office of Beverages,
Apparel and
July 12, 2019 Page 2                                      Mining
FirstName LastName